EXHIBIT 99.10

Infosys Technologies Limited Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Financial results for the quarter ended June 30, 2005 (audited)

(in Rs. crore, except per share data)

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005
Income from software services and products	1,967.17	1,471.39	6,859.66
Software development expenses	1,064.16	791.91	3,654.93
Gross profit	903.01	679.48	3,204.73
Selling and marketing expenses	118.73	87.39	392.12
General and administration expenses	136.85	101.24	487.50
Operating profit before interest, depreciation and amortization	647.43	490.85	2,325.11
Interest	—	—	—
Depreciation and amortization	74.84	49.38	268.22
Operating profit after interest, depreciation and amortization	572.59	441.47	2,056.89
Other income	30.32	17.99	127.50
Provision for investments	0.06	(0.01)	(0.10)
Net profit before tax and exceptional item	602.85	459.47	2,184.49
Provision for taxation	79.00	65.00	325.30
Net profit after tax and before exceptional item	523.85	394.47	1,859.19
Exceptional item — net income from sale of investments in Yantra Corporation	—	—	45.19
Net profit after tax and exceptional item	523.85	394.47	1,904.38
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 5)	135.71	33.43	135.29
Reserves and surplus	5,729.35	3,695.78	5,106.44
Earnings per share (par value Rs. 5/- each) *
Before exceptional items
Basic *	19.33	14.77	69.26
Diluted *	18.79	14.51	67.46
After exceptional items
Basic *	19.33	14.77	70.95
Diluted *	18.79	14.51	69.10
Dividend per share (par value Rs. 5/-each) *
Interim dividend *	NA	NA	5.00
Final dividend *	NA	NA	6.50
Total dividend *	NA	NA	11.50
Total dividend percentage (%) *	NA	NA	230.00
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares *	21,76,82,150	20,85,73,900	21,17,06,813
Percentage of shareholding	80.20	77.98	78.24

*	Adjusted for me issue or bonus shares in the ratio or 3:1 allotted on July 3, 2004, as per Accounting standard 20 (AS 20) on Earnings Per share.

Other information:	(in Rs. crore)

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005
Staff costs	913.64	691.27	3,182.00
Items exceeding 10% of aggregate expenditure	–	–	–
Details of other income:
Interest on deposits	24.47	19.63	72.10
Dividends on mutual funds	12.77	8.64	36.96
Miscellaneous income	2.53	1.98	9.62
Exchange differences	(9.45)	(12.26)	8.82
Total	30.32	17.99	127.50

Consolidated financial results of Infosys Technologies Limited and subsidiaries (audited)

(in Rs. crore, except per share data)

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005
Income from operations	2,071.59	1,517.38	7,129.65
Operating expenses	1,104.44	805.22	3,764.66
Gross profit	967.15	712.16	3,364.99
Selling and marketing expenses	141.46	105.21	461.00
General and administration expenses	161.88	117.68	568.98
Operating profit before interest, depreciation, amortization, minority interest and exceptional item	663.81	489.27	2,335.01
Interest	—	—	—
Depreciation and amortization	80.10	52.53	286.92
Operating profit after interest, depreciation, amortization and before minority interest and exceptional item	583.71	436.74	2,048.09
Other income	28.58	15.70	123.90
Provision for investments	0.06	(0.01)	(0.10)
Net profit before tax, minority interest and exceptional item	612.23	452.45	2,172.09
Provision for taxation	80.16	64.11	325.58
Net profit after tax and before minority interest and exceptional item	532.07	388.34	1,846.51
Exceptional item — net income from sale of investments in Yantra Corporation	—	—	45.19
Net profit after tax and exceptional item and before minority interest	532.07	388.34	1,891.70
Minority interest	0.15	—	0.03
Net profit after tax, exceptional item and minority interest	531.92	388.34	1,891.67
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 5)	135.71	33.43	135.29
Reserves and surplus	5,770.84	3,685.95	5,089.82
Preference shares issued by subsidiary	—	93.51	93.51
Earnings per share (par value Rs. 5/- each) *
Before exceptional items
Basic *	19.63	14.54	68.79
Diluted *	19.08	14.29	67.00
After exceptional items
Basic *	19.63	14.54	70.48
Diluted *	19.08	14.29	68.64
Dividend per share (par value Rs. 5/-each) *
Interim dividend *	NA	NA	5.00
Final dividend *	NA	NA	6.50
Total dividend *	NA	NA	11.50
Total dividend percentage (%) *	NA	NA	230.00
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares*	21,76,82,150	20,85,73,900	21,17,06,813
Percentage of shareholding	80.20	77.98	78.24

*	Adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as per Accounting Standard 20 (AS 20) on Earnings Per Share.

Principles of consolidation: The financial information is prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1	The quarterly financial statements have been taken on record by the Board of Directors at its meeting held on July 12, 2005. The financial statements for the quarter ended June 30, 2005 are audited and the auditors’ reports for these periods contain no qualifications.

2	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2005

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Bonus shares related	—	31	31	—

3	During the quarter ended June 30, 2005, the company successfully completed the Sponsored Secondary ADS program of over US$ 1 billion. This is the largest ever international equity offering from India and the first Public Offer Without Listing (POWL) by an Indian Company in Japan.

4	On June 30, 2005 Citicorp International Finance Corporation exercised its rights under the shareholder’s agreement with Progeon Limited (Progeon), a majority owned subsidiary of the company and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 8.75 crore to Rs. 33.37 crore and the share premium increased by Rs. 78.75 crore to Rs. 85.02 crore. Consequent to this, Infosys’s equity holding in Progeon is 73.42% as at June 30, 2005.

5	During the quarter ended June 30, 2005 and 2004 and the year ended March 31, 2005 the company issued 8,52,318; 9,07,912 and 40,06,325 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

6	Mr. Philip Yeo retired by rotation as a director of the company at the Annual General Meeting held on June 11, 2005 and did not seek re-election.

7	The Board of Directors appointed Mr. David L. Boyles as an additional director of the company effective July 12, 2005.

Segment reporting (audited)	(in Rs. crore)

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005
Revenue by industry segment
Financial services	751.91	516.25	2,465.81
Manufacturing	276.03	227.85	1,032.39
Telecom	355.35	270.57	1,319.65
Retail	198.38	173.55	698.18
Others	489.92	329.16	1,613.62
Total	2,071.59	1,517.38	7,129.65
Less : Inter-segment revenue	—	—	—
Net revenue from operations	2,071.59	1,517.38	7,129.65
Segment profit before tax, interest, depreciation and amortization:
Financial services	239.44	160.46	781.74
Manufacturing	81.27	71.84	338.00
Telecom	129.94	77.71	452.56
Retail	62.76	71.03	252.77
Others	150.40	114.49	516.19
Total	663.81	495.53	2,341.26
Less: Interest	—	—	—
Other un-allocable expenditure (excluding un-allocable income)	80.10	58.79	293.17
Operating profit before tax	583.71	436.74	2,048.09

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing business solutions and technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has beer made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
July 12, 2005	Chief Operating Officer	Chief Executive Officer,
	and Deputy Managing Director	President and Managing Director

In their meeting of July 12, 2005, the Board also took on record the unaudited consolidated results of Infosys Technologies Limited and subsidiaries for the quarter ended June 30, 2005, prepared as per US GAAP. The summary financial information is as follows:

(in US$ million, except per ADS data)

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005
Revenues	476	335	1,592
Cost of revenues	274	187	904
Gross profit	202	148	688
Net income	122	83	419
Earnings per American Depositary Share ($)
Basic *	0.45	0.31	1.57
Diluted *	0.43	0.31	1.52
Total assets	1,557	980	1,454
Cash and cash equivalents	444	283	410
Liquid mutual funds	307	185	278

*	Adjusted for a two for one stock dividend to ADS holders. Currently, each ADS represents one equity share.

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:

(in US$ million)

	Quarter ended		Year ended
	June 30,		March 31,
	2005	2004	2005
Consolidated net profit as per Indian GAAP	122	86	423
Deferred taxes on GAAP differences	—	1	2
Loss on forward foreign exchange contracts	—	(4)	(4)
Amortization of intangible assets	—	—	(2)
Consolidated net income as per US GAAP	122	83	419

Certain statements in this release concerning our future growth prospects are forward-looking statements within the meaning of Section 27(a) of the U.S. Securities Act of 1933 and Section 21(e) of the U.S. Securities Exchange Act of 1934, and involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on April 26, 2005 and Registration Statement on Form F-3 filed on December 20, 2004, and the amendments thereto filed on January 18, 2005, April 26, 2005 and May 23, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.